Exhibit 99.1

MindMed Bolsters Management Team, Appoints Peter Mack PhD as Vice President of Pharmaceutical Development

New York, NY - May 13, 2021 - MindMed (NASDAQ: MNMD, NEO: MMED, DE: MMQ), a leading psychedelic-inspired medicine company has appointed Peter Mack PhD as Vice President of Pharmaceutical Development.

As MindMed progresses it's Discover and Develop efforts for multiple commercial clinical programs including LSD and an ibogaine derivative, 18-MC, Peter will lead MindMed’s product development activities across its entire portfolio of investigational drugs. In addition, Peter will oversee partnerships with Contract Manufacturing Development Organizations and other discovery efforts to support the advancement of MindMed’s proprietary new chemical entities.

Peter joins MindMed from AstraZeneca, where he was the Director of Manufacturing for Inhalation Product Development. Peter previously worked at Pearl Therapeutics (acquired by AstraZeneca in 2013) where he helped pioneer the pharmaceutical development of inhaled combination therapies for highly prevalent respiratory diseases.

Peter holds a dual PhD in Medical Engineering / Medical Physics from Harvard Medical School and Massachusetts Institute of Technology (MIT), where he was a National Institute of Health (NIH) Biomechanics Training Grant Recipient. Peter also holds a Masters of Science in Mechanical Engineering from MIT. During his time in academia and the pharmaceutical industry, Peter contributed to numerous peer reviewed articles and patents.

“MindMed is constantly on the hunt to find the best people to help us shape the future of psychedelic medicine from discovery to delivery. We are excited to have Peter join us on our mission and help us craft a world class pharmaceutical development organization,” said J.R. Rahn, Chief Executive Officer and Co-founder of MindMed.

About MindMed

MindMed is a clinical-stage psychedelic medicine biotech company that discovers, develops and deploys psychedelic inspired medicines and therapies to address addiction and mental illness. The company is assembling a compelling drug development pipeline of innovative treatments based on psychedelic substances including Psilocybin, LSD, MDMA, DMT and an Ibogaine derivative, 18-MC. The MindMed executive team brings extensive biopharmaceutical experience to MindMed’s approach to developing the next generation of psychedelic inspired medicines and therapies.

MindMed trades on the NASDAQ under the symbol MNMD and on the Canadian NEO exchange under the symbol MMED. MindMed is also traded in Germany under the symbol MMQ.

Forward-Looking Statements

Certain statements in this news release related to the Company constitute “forward-looking information” within the meaning of applicable securities laws and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as “will”, "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe", “potential” or "continue", or the negative thereof or similar variations. Forward-looking information in this news release include, but are not limited to, statements regarding the duration of patent protections for NCE tryptamine and whether such protections will extend beyond the FDA-granted NCE exclusivity period and the impact that NCE tryptamine will have on the Company’s future pipeline. Although the Company believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including history of negative cash flows; limited operating history; incurrence of future losses; availability of additional capital; lack of product revenue; compliance with laws and regulations; difficulty associated with research and development; risks associated with clinical trials or studies; heightened regulatory scrutiny; early stage product development; clinical trial risks; regulatory approval processes; novelty of the psychedelic inspired medicines industry; as well as those risk factors discussed or referred to herein and the risks described under the headings “Risk Factors” in the Company’s filings with the securities regulatory authorities in all provinces and territories of Canada which are  available under the Company’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results and future events could differ materially from those anticipated in such information. Although the Company has attempted to identify important risks, uncertainties and factors that could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend and does not assume any obligation to update this forward-looking information.

Media Contact: mindmed@150bond.com